SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.  ) *

Boston Omaha Corp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

101044105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

(Page 1 of 10 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101044105	13G	Page 2 of 10

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Boulderado Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,307,434

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,307,434

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,307,434

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

19.0%

12.	TYPE OF REPORTING PERSON*

OO

CUSIP No. 101044105	13G	Page 3 of 10

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Boulderado Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,307,434

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,307,434

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,307,434

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

19.0%

12.	TYPE OF REPORTING PERSON*

OO

CUSIP No. 101044105	13G	Page 4 of 10

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Boulderado Group, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,307,434

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,307,434

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,307,434

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

19.0%

12.	TYPE OF REPORTING PERSON*

OO

CUSIP No. 101044105	13G	Page 5 of 10

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alex B. Rozek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,307,434

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,307,434

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,307,434

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

19.0%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 101044105	13G	Page 6 of 10

Item 1(a).  Name of Issuer:

Boston Omaha Corp

            --------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

      292 Newbury Street, Suite 333
       Boston, MA 02115

            --------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

This Schedule 13G is being jointly filed by Boulderado Partners, LLC ("BP"), Boulderado Capital, LLC ("BC"), Boulderado Group, LLC ("BG"), and Alex B. Rozek (each, a "Reporting Person" and, collectively, the "Reporting Persons") with respect to shares of common stock of the Issuer (the "Common Stock") owned directly by BP.

BC is the managing member of BP. BG is the investment manager of BP. Alex B. Rozek is the managing member of BC and BG. BC, BG, and Mr. Rozek may each exercise voting and dispositive power over the Common Stock held by BP and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by BP. BC, BG, and Mr. Rozek disclaim beneficial ownership of the common stock.

            --------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

292 Newbury Street, Suite 333
Boston, MA 02115

            --------------------------------------------------------------------
Item 2(c).  Citizenship:

BP, BC and BG - Delaware limited liability companies;

Alex B. Rozek – United States citizen

            --------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

            Common stock, par value $0.001
            --------------------------------------------------------------------
Item 2(e).  CUSIP Number:

             101044105
            --------------------------------------------------------------------
Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
            or (c), Check Whether the Person Filing is a:

      (a)   [_] Broker or dealer registered under Section 15 of the Exchange
                Act.

      (b)   [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d)   [_] Investment company registered under Section 8 of the Investment
                Company Act.

CUSIP No. 101044105	13G	Page 7 of 10

      (e)   [_] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

      (f)   [_] An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);

      (g)   [_] A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G);

      (h)   [_] A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act;

      (i)   [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                Company Act;

      (j)   [_] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

      (k)   [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:
 _________________

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned**:

The Reporting Persons beneficially own 726,876 shares of Common Stock, 527,780 shares of Class A Common Stock, and 52,778 Class A Warrants. The Class A Warrants include 1,262 Class A Warrants at a strike price of $8.00 and 51,516 Class A Warrants at a strike price of $10.00.

The Class A Common Stock warrants are convertible at any time at the holder's election into shares of the issuer's Class A Common Stock. The Class A Common Stock is convertible at any time, at the holder's election and for no additional consideration, into shares of Common Stock on a one-on-one basis. The conversion right has no expiration date.

Based on the foregoing:

Mr. Rozek may be deemed the beneficial owner of 1,307,434 shares of Common Stock held for the account of BP.

BC may be deemed the beneficial owner of 1,307,434 shares of Common Stock held for the account of BP.

BG may be deemed the beneficial owner of 1,307,434 shares of Common Stock held for the account of BP.

BP may be deemed the beneficial owner of 1,307,434 shares of Common Stock that it holds.

         -----------------------------------------------------------------------
     (b) Percent of class**:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The percentages reported herein have been determined by dividing the number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons by 6,897,375. This number represents the total of the amount of shares outstanding of Common Stock (5,841,815) and Class A Common Stock (1,055,560) as of November 14, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 14, 2016, with the Securities and Exchange Commission.

CUSIP No. 101044105	13G	Page 8 of 10

         -----------------------------------------------------------------------
     (c) Number of shares as to which such person has**:

          The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         -----------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A
         -----------------------------------------------------------------------
Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company or Control
         Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         -----------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A
         -----------------------------------------------------------------------

Item 10. Certifications.

         N/A

**See item 2 (a) for relationship between filing persons.

CUSIP No. 101044105	13G	Page 9 of 10

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOULDERADO PARTNERS, LLC
By: Boulderado Capital, LLC, Managing Member

By: /s/ Alex B. Rozek
    -----------------------------------------
Name: Alex B. Rozek, Managing Member

BOULDERADO CAPITAL, LLC

By: /s/ Alex B. Rozek
    ----------------------------------------
Name: Alex B. Rozek, Managing Member

BOULDERADO GROUP, LLC

By: /s/ Alex B. Rozek
    ----------------------------------------
Name: Alex B. Rozek, Managing Member

ALEX B. ROZEK

By: /s/ Alex B. Rozek
    ----------------------------------------
    Alex B. Rozek

Date:  February 13, 2017

CUSIP No. 101044105

Exhibit List

Exhibit A.  Joint Filing Agreement.

CUSIP No. 101044105

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Boston Omaha Corp shall be filed on behalf of the undersigned.

BOULDERADO PARTNERS, LLC
By: Boulderado Capital, LLC, Managing Member

By: /s/ Alex B. Rozek
    -----------------------------------------
Name: Alex B. Rozek, Managing Member

BOULDERADO CAPITAL, LLC

By: /s/ Alex B. Rozek
    ----------------------------------------
Name: Alex B. Rozek, Managing Member

BOULDERADO GROUP, LLC

By: /s/ Alex B. Rozek
    ----------------------------------------
Name: Alex B. Rozek, Managing Member

ALEX B. ROZEK

By: /s/ Alex B. Rozek
    ----------------------------------------
    Alex B. Rozek

Date:  February 13, 2017